Exhibit 99.1

Aurinia Pharmaceuticals to Present at Cowen and Company 35th Annual Health Care Conference

VICTORIA, British Columbia--(BUSINESS WIRE)--February 26, 2015--Aurinia Pharmaceuticals Inc., (NASDAQ:AUPH / TSX:AUP) today announced that its Chief Executive Officer Mr. Stephen Zaruby will present a corporate overview of the Company at the upcoming Cowen and Company 35th Annual Health Care Conference on Monday March 2nd at 2:50 pm Eastern Time. The conference will take place at the Boston Marriott Copley Place Hotel in Boston, MA.

A live audio webcast and archive of the event will be available at: http://wsw.com/webcast/cowen22/auph

To ensure a timely connection to the webcast, it is recommended that users register at least 15 minutes prior to the scheduled start time.

The corporate overview being presented and the archived version of the webcast will also be available on the Company website at www.auriniapharma.com following the presentation.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (“LN”). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best in class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,600 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

Aurinia also has development and commercialization partners in Canada, Israel, South Africa and Greater China. Visit www.auriniapharma.com, www.sedar.com and www.sec.gov for more information.

Visit www.auriniapharma.com for more information.

CONTACT:
Aurina Pharmaceuticals
Investor & Media Contact:
Michael R. Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com
or
Company Contact:
Stephen Zaruby, 250-708-4293
President & Chief Executive Officer
szaruby@auriniapharma.com